Strong organic revenue growth of 8% in Q2 2002

Amsterdam, The Netherlands - July 23, 2002
Trader.com N.V., a global leader in classified advertising, releases today its second quarter 2002 unaudited revenues.

2nd Quarter 2002

In euro millions	2nd Q 2002	2nd Q 2001	Total Growth %	Organic Growth %*
Print revenues	110.3	101.8	+ 8%	+ 7%
Online revenues	8.4	6.9	+ 22%	+ 24%
Total revenues	118.7	108.7	+ 9%	+ 8%

*Excluding exchange rate impact and the results of acquisitions and disposals for 12 months.

In the 2nd quarter 2002, total revenues increased by 9% to euro 118.7 million vs. euro 108.7 million in the 2nd quarter of 2001. Excluding exchange rate impact, total growth was 13% and organic growth was 8%.

1st Half 2002

In euro millions	1st H 2002	1st H 2001	Total Growth %	Organic Growth %*
Print revenues	211.2	193.0	+ 9%	+ 6%
Online revenues	15.4	12.1	+ 27%	+ 26%
Total revenues	226.6	205.1	+ 10.5%	+ 7%

*Excluding exchange rate impact and the results of acquisitions and disposals for 12 months.

In the 1st half 2002, total revenues increased by 10.5% to euro 226.6 million vs. euro 205.1 million in the 1st half of 2001. Excluding exchange rate impact, total growth was 13% and organic growth was 7%.

Commenting on the results, Didier Breton, Chief Operating Officer of Trader.com said:
"Despite a soft advertising market, we have delivered an excellent performance in Q2. We have improved organic growth from 5% in Q1 to 8% in Q2. We are continuing to execute our strategy and focusing on: sales initiatives, call centre development, new publication launches and the expansion of a paid model on the Internet. Revenue growth continues to be the key priority, in all regions, through sales and customer service leadership."

Print revenues increased by 8% in 2nd Quarter 2002

In the 2nd quarter of 2002, print revenues increased by 8% to euro 110.3 million vs. euro 101.8 million in the 2nd quarter of 2001. Excluding exchange rate impact, total print revenue growth was 12% and organic revenue growth was 7%. Print revenues were driven by increases in Russia and the CIS (+31% organic growth), Australia (+17% organic growth), Hungary (+9% organic growth) and Canada (+3% organic growth).

By channel, print revenues increased for professional classified ads by 19.5% to euro 18.2 million of which 16% organic growth, for private classified ads by 14% to euro 17.3 million of which 4.5% organic growth, for display advertising by 6% to euro 42.1 million of which 8.5% organic growth, for circulation by 0.1% to euro 26.8 million of which -1% organic growth and for services and other by 21% to euro 5.9 million of which 23% organic growth.

Online revenues grew by 22% in 2nd Quarter 2002

Online 2nd quarter revenues grew by 22% to euro 8.4 million as compared to euro 6.9 million for the 2nd quarter of 2001. Excluding exchange rate impact, total revenue growth was 25% and organic revenue growth was 24%.

By channel, the main sources of online revenues for the 2nd quarter 2002 were online listing fees with euro 4.2 million (+31% growth), professional solutions with euro 2.5 million (+5% growth) and banner ads with euro 0.7 million (+27% growth). Other revenues of euro 1.0 million (+32% growth) reflect the expansion of our paid model on the Internet.

Web traffic increased from 240 million page views in March 2002 to 260 million page views in June 2002.

Confirming our objectives

John H. MacBain, President and Chief Executive Officer of Trader.com added:
"Our first half revenues are in line with our development plan and allow us to expect an excellent full year for 2002. Our group is positioned for solid growth and increased profitability. We are confident that we will overachieve the profitability guidance that we gave earlier this year which was: an EBITDA increase of +50% to euro 93 million and a positive net result - US GAAP."

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through nearly 310 publications (more than 8 million readers per week) and 60 websites in 20 countries with more than 260 million page views in June 2002. Trader.com has over 5,100 employees worldwide, of whom over 2,100 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:
PARIS CICOMMUNICATION 14, rue de Bassano 75116 Paris France	LONDON Rea-TMA Marketing Group 114 Lavenham Road London SW18 5HF UK
Analysts and Investors relations: Contact: Frederic Bourdon Tel: +33 (0)1 47 23 90 48 Fax: +33 (0)1 47 23 88 98 Email: bourdon@cicommunication.com	Analyst, Investor and Media Relations: Contact: Patrick Rea Tel: + 44 (0) 208 870 4976 Fax: +44 (0) 208 265 9718 Email: patrick.rea@rea-tma.com
Media relations: Contact: Stephanie Gruter Tel: + 33 (0)1 47 23 90 48 Fax: + 33 (0)1 47 23 88 98 Email: gruter@cicommunication.com

Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "estimate," "project," "expectations," "guidance," "outlook" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our Form 20-F, which is on file with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.